UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2021

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 30, 2021

By: /s/ Karen Rowe --------------------------------
Karen Rowe
Assistant Secretary

Barclays PLC

Q1 2021 Results Announcement

31 March 2021

Performance Highlights

Barclays continues to benefit from its diversified business model, whilst supporting the economy through the COVID-19 pandemic

Barclays delivered a record quarterly Group profit before tax in Q121 of £2.4bn1 (Q120: £0.9bn), attributable profit of £1.7bn (Q120: £0.6bn), a return on tangible equity (RoTE) of 14.7% (Q120: 5.1%) and earnings per share (EPS) of 9.9p (Q120: 3.5p)

Income Diversified income streams with strong CIB income partially offsetting challenges in Barclays UK and CC&P	Group income of £5.9bn down 6% versus prior year
	●	Barclays International income of £4.4bn, down 5% versus prior year
		-	Corporate and Investment Bank (CIB) income of £3.6bn, down 1% with Equities and Banking up 65% and 35% respectively, whilst FICC was down 35% versus a very strong Q120 comparative
		-	Consumer, Cards and Payments (CC&P) income of £0.8bn, down 22% due to lower cards balances and reduced payments activity
●
Barclays UK income of £1.6bn, down 8% versus prior year reflecting deposit margin compression from lower interest rates and lower interest earning lending (IEL) balances, partially offset by strong mortgages performance with record quarterly organic net asset growth of £3.6bn to £151.9bn

Credit impairment charges Reduced impairment as underlying asset quality metrics remained benign	Group credit impairment charges decreased significantly to £0.1bn (Q120: £2.1bn)
	●	The low credit impairment charge was driven by reduced unsecured lending balances, no material single name wholesale loan charges and limited portfolio deterioration
●
Total balance sheet impairment allowance of £8.8bn (FY20: £9.4bn), resulting in broadly stable coverage ratios for unsecured consumer lending and wholesale portfolios of 12.2% (FY20: 12.3%) and 1.4% (FY20: 1.5%) respectively

Costs Cost: income ratio of 61%	Group total operating expenses of £3.6bn up 10% versus prior year
●
Total operating expenses include higher variable compensation accruals reflective of improved returns and continued investment in businesses, partially offset by foreign exchange movements and efficiency savings, resulting in a cost: income ratio of 61% (Q120: 52%). COVID-19 related expenses continued in Q121

Capital / capital distributions Strong capital position and completed share buyback	Common equity tier 1 (CET1) ratio of 14.6% down 50bps versus FY20
●
The decrease reflects profit before tax more than offset by reversal of certain regulatory forbearance measures applied through 2020, the impact of the share buyback announced with FY20 results, a dividend accrual, and an increase in Risk Weighted Assets (RWAs), principally in the CIB

	●	In April, completed £0.7bn share buyback announced with FY20 results

1	Since Q308 which included material adjusting items.

Group outlook and targets

Outlook Remains uncertain and subject to change depending on the evolution and persistence of the COVID-19 pandemic	Returns
● Barclays expects to deliver meaningful year-on-year RoTE improvement in 2021

Income
●
Headwinds to income in Barclays UK are expected to persist in 2021, driven by the subdued demand for unsecured lending and the low interest rate environment, partially offset by the recent steepening of the yield curve

●
Within Barclays International, the CIB franchise remains well positioned for the future; CC&P income outlook remains uncertain, despite early signs of an anticipated spending recovery in the US and UK, with US cards balances expected to start to recover later in the year

Impairment
●
Barclays expects that the full year 2021 impairment charge will be materially below that of 2020 reflecting delinquency experience and an improved economic outlook during the latter part of Q121. If these conditions persist, Barclays would expect to reduce the impairment provision level

Costs
●
Barclays expects full year 2021 costs to be above 2020, reflecting investment in the Group’s franchises for future returns including higher variable compensation and further structural cost actions, with a real estate review expected to be concluded in the coming months. COVID-19 related expenses are also expected to remain in 2021

Capital
●
Barclays remains in a strong capital position, although certain headwinds are likely in 2021, including the expected reversal of software amortisation benefit applied in 2020 and scheduled pension deficit reduction contributions

Targets	Barclays continues to target the following over the medium term:
● Returns: RoTE of greater than 10% over time
● Cost efficiency: Cost: income ratio below 60% over time
● Capital adequacy: CET1 ratio in the range of 13-14%

Barclays Group results
for the three months ended	31.03.21	31.03.20
	£m	£m	% Change
Net interest income	1,851	2,331	(21)
Net fee, commission and other income	4,049	3,952	2
Total income	5,900	6,283	(6)
Credit impairment charges	(55)	(2,115)	97
Net operating income	5,845	4,168	40
Operating expenses	(3,545)	(3,253)	(9)
Litigation and conduct	(33)	(10)
Total operating expenses	(3,578)	(3,263)	(10)
Other net income	132	8
Profit before tax	2,399	913
Tax charge	(496)	(71)
Profit after tax	1,903	842
Non-controlling interests	(4)	(16)	75
Other equity instrument holders	(195)	(221)	12
Attributable profit	1,704	605

Performance measures
Return on average tangible shareholders' equity	14.7%	5.1%
Average tangible shareholders' equity (£bn)	46.5	47.0
Cost: income ratio	61%	52%
Loan loss rate (bps)	6	223
Basic earnings per share	9.9p	3.5p

	As at 31.03.21	As at 31.12.20	As at 31.03.20
Balance sheet and capital management1	£bn	£bn	£bn
Loans and advances at amortised cost	345.8	342.6	374.1
Loans and advances at amortised cost impairment coverage ratio	2.2%	2.4%	2.1%
Deposits at amortised cost	498.8	481.0	470.7
Tangible net asset value per share	267p	269p	284p
Common equity tier 1 ratio	14.6%	15.1%	13.1%
Common equity tier 1 capital	45.9	46.3	42.5
Risk weighted assets	313.4	306.2	325.6
Average UK leverage ratio	4.9%	5.0%	4.5%
UK leverage ratio	5.0%	5.3%	4.5%

Funding and liquidity
Group liquidity pool (£bn)	290	266	237
Liquidity coverage ratio	161%	162%	155%
Loan: deposit ratio	69%	71%	79%

1	Refer to pages 21 to 26 for further information on how capital, RWAs and leverage are calculated.

Group Chief Executive Officer’s Review

“Since the early days of the pandemic last year, our diversified business has demonstrated the resilience critical to ensuring Barclays’ financial integrity. It gives us the capacity to step up for our customers, clients, colleagues and communities when they need our support the most, and deliver for our shareholders by staying profitable in every quarter.

Our diversification continued to drive a strong performance, delivering a Group RoTE of 14.7% in the first quarter of 2021. Group profit before tax increased to £2.4bn, contributing towards EPS of 9.9 pence.

As was the case throughout 2020, within Barclays International, performance in the CIB was strong this quarter, achieving a RoTE of 17.9% on income of £3.6bn, just 1% down from our Q1 income performance last year, which was a very strong comparative.

It also partially offset challenges in our consumer businesses that have been impacted by lower spend and activity levels as a result of the pandemic. Barclays UK generated income of £1.6bn in the quarter with lower impairment charges resulting in a RoTE of 12.0%. Strong demand in mortgages and record completions drove organic net asset growth of £3.6bn which was our best ever single quarter. Our CC&P business generated an income of £805m and delivered a RoTE of 16.5%.

As we enter the next phase of this pandemic, we remain resolute in our commitment to support the economic recovery. From our spend data, which captures UK economic activity across our cards and acquiring businesses, we are already seeing encouraging early signs of recovery in some sectors, including those hit hardest by the crisis.

While momentum in the consumer businesses, particularly card balances, will take time to build, Barclays secured significant new growth opportunities in Q1.

We negotiated a new, long-term agreement to issue Gap’s co-branded and private label credit card programme in the US from May 2022.

Following the launch of our point-of-sale finance partnership with Amazon in Germany last year, we have agreed to extend our Amazon partnership to the UK, a significant expansion of our franchise in Europe’s two largest consumer markets. Alongside existing partnerships including with Apple in the UK, it demonstrates the strength and potential of our consumer platform.

More broadly across payments, we expect to realise around £900m of income growth opportunity over the coming three years.

While evidence of recovery is encouraging, we have continued to take a cautious view of the impact of the pandemic on the business. We remain disciplined on costs, with a cost to income ratio of 61% this quarter. Our capital position remains well above target with a CET1 ratio of 14.6% and we completed our £700m buyback this month. We will give further guidance on distributions when appropriate.

With a strong balance sheet and diversified business, Barclays remains well-positioned to support the economy and deliver for our shareholders.”

James E Staley, Group Chief Executive Officer

Group Finance Director’s Review

Q121 performance continued to be impacted by the COVID-19 pandemic. For comparability purposes below, Q120 income in the consumer businesses was largely unaffected by the onset of the pandemic, while our Markets business in the CIB benefitted from increased client activity and volatility towards the end of Q120, resulting in a very strong comparative. Impairment charges were elevated in Q120, reflecting the outlook for the macroeconomic environment at the time.

Group performance

●	RoTE was 14.7% (Q120: 5.1%) and EPS was 9.9p (Q120: 3.5p)
●
Profit before tax was £2,399m (Q120: £913m) and attributable profit was £1,704m (Q120: £605m). The 8% depreciation of average USD against GBP adversely impacted income and profits and positively impacted credit impairment charges and total operating expenses

●
Pre-provision profits of £2,454m (Q120: £3,028m) was driven by headwinds in Barclays UK and CC&P, but the Group continues to benefit from its diversified business model, which included a strong performance in CIB

●	Total income decreased to £5,900m (Q120: £6,283m). Barclays UK income decreased 8%. Barclays International income decreased 5%, with CIB income down 1% and CC&P income down 22%
●
Credit impairment charges were £55m (Q120: £2,115m). The low credit impairment charge was driven by reduced unsecured lending balances, no material single name wholesale loan charges and limited portfolio deterioration. The reduction in unsecured lending balances and growth in secured balances resulted in a slight decrease in the Group’s loans and advances at amortised cost impairment coverage ratio to 2.2% (December 2020: 2.4%) with underlying portfolio ratios broadly stable. Management adjustments to models for impairment have been maintained at £1.2bn (December 2020: £1.4bn), including the economic uncertainty provisions relating to the COVID-19 pandemic that were recognised over the course of 2020

●
Total operating expenses increased 10% to £3,578m, due to higher variable compensation accruals that reflect improvement in returns and continued investment in businesses, partially offset by efficiency savings, resulting in a cost: income ratio of 61% (Q120: 52%). COVID-19 related expenses continued in Q121

●
The effective tax rate was 20.7% (Q120: 7.8%). The effective tax rate for Q121 was higher than Q120 which reflected the tax benefit recognised for the re-measurement of UK deferred tax assets as a result of the UK corporation tax rate being maintained at 19%

●
Total assets increased to £1,380bn (December 2020: £1,350bn) primarily due to a £26bn increase in financial assets at fair value due to an increase in secured lending, a £30bn increase in cash deposits and settlement balances, partially offset by a £32bn decrease in derivative assets driven by an increase in major interest rate curves

●	Tangible net asset value (TNAV) per share decreased to 267p (December 2020: 269p) primarily reflecting negative reserve movements, partially offset by 9.9p of EPS

Barclays UK

●	Profit before tax increased 136% to £460m. RoTE was 12.0% (Q120: 6.9%) reflecting materially lower credit impairment charges, partially offset by lower income
●	Total income decreased 8% to £1,576m. Net interest income reduced 9% to £1,281m with a net interest margin (NIM) of 2.54% (Q120: 2.91%). Net fee, commission and other income increased 1% to £295m
-
Personal Banking income decreased 5% to £923m, reflecting deposit margin compression from lower interest rates and lower unsecured lending balances, partially offset by balance growth in deposits and mortgages

	-	Barclaycard Consumer UK income decreased 28% to £315m as reduced borrowing and spend levels by customers resulted in a lower level of IEL balances
-
Business Banking income increased 13% to £338m due to lending and deposit balance growth from continued support for small and medium-sized enterprises (SMEs) through £11.8bn of government scheme lending to date, partially offset by deposit margin compression from lower interest rates and lower transactional fee volumes

●
Credit impairment charges decreased to £77m (Q120: £481m) from reduced unsecured portfolio exposures in part driven by lockdown measures. As at 31 March 2021, 30 and 90 day arrears rates in UK cards were 1.6% (Q120: 1.8%) and 0.8% (Q120: 0.8%) respectively

●	Total operating expenses increased 1% to £1,039m reflecting higher servicing and financial assistance costs, offset by efficiency savings
●
Loans and advances to customers at amortised cost remained stable at £205.7bn (December 2020: £205.4bn) predominantly from £3.6bn of mortgage growth following continued strong demand, offset by a £2.1bn decrease in the Education, Social Housing and Local Authority (ESHLA) portfolio and £1.6bn lower unsecured lending balances

●
Customer deposits at amortised cost increased 3% to £247.5bn reflecting an increase of £6.3bn in Personal Banking, further strengthening the liquidity position and contributing to a loan: deposit ratio of 88% (December 2020: 89%)

●	RWAs decreased to £72.7bn (December 2020: £73.7bn) driven by a reduction in unsecured lending and ESHLA, partially offset by growth in mortgages

Barclays International

●	Profit before tax increased 140% to £1,971m with a RoTE of 17.7% (Q120: 6.8%), reflecting a RoTE of 17.9% (Q120: 12.5%) in CIB and 16.5% (Q120: (23.5)%) in CC&P
●	The 8% depreciation of average USD against GBP adversely impacted income and profits and positively impacted credit impairment charges and total operating expenses
●	Total income decreased to £4,399m (Q120: £4,644m)
	-	CIB income decreased 1% to £3,594m
-
Markets income decreased 12% to £2,136m as Equities reported the best ever quarter on a comparable basis1, offset by FICC. Equities income increased 65% to £932m driven by derivatives, reflecting strong client activity, and financing through increased client balances. Within FICC, income decreased 35% to £1,204m as a strong performance in credit was more than offset by a decline in macro due to tighter spreads and the non-recurrence of Q120 client activity levels

		-	Banking had the best ever quarter on a comparable basis1, with income up 35% to £859m driven by a strong performance in equity capital markets reflecting an increase in the fee pool2
-
Within Corporate, Transaction banking income decreased 12% to £393m as deposit balance growth was more than offset by margin compression. Corporate lending income increased by 86% to £206m driven by the non- recurrence of losses on the mark-to-market of lending and related hedge positions

	-	CC&P income decreased 22% to £805m reflecting lower cards balances and reduced payments activity
●	Credit impairment charges decreased to a £22m release (Q120: £1,609m charge)
	-	CIB credit impairment charge was a £43m release (Q120: £724m charge) due to no material single name wholesale loan charges and lower exposures
-
CC&P credit impairment charges were £21m (Q120: £885m) reflecting lower unsecured lending balances, particularly in US cards. As at 31 March 2021, 30 and 90 day arrears in US cards were 2.1% (Q120: 2.7%) and 1.2% (Q120: 1.5%) respectively

●	Total operating expenses increased 11% to £2,459m
-
CIB total operating expenses increased 12% to £1,887m due to higher variable compensation accruals that reflect improvement in returns, partly offset by cost efficiencies and discipline in the current environment

	-	CC&P total operating expenses increased 8% to £572m driven by the impact of higher investment spend and customer remediation costs
●	RWAs increased to £230.0bn (December 2020: £222.3bn) primarily due to increased client and trading activity within CIB, partially offset by lower CC&P balances

Head Office

●	Loss before tax was £32m (Q120: £104m)
●	Total income was an expense of £75m (Q120: £65m), which primarily reflected hedge accounting, treasury items and funding costs on legacy capital instruments
●	Total operating expenses increased to £80m (Q120: £16m) primarily due to the non-recurrence of a provision release in Q120, related to the previous sale of a Non-Core portfolio
●	Other net income was £123m (Q120: £2m) driven by a fair value gain in Barclays’ associate investment holding in the Business Growth Fund (BGF)

1	Period covering Q114 – Q121. Pre 2014 financials were not restated following re-segmentation in Q116.
2	Data source: Dealogic for the period covering 1 January to 31 March 2021.

Group capital and leverage

●	The CET1 ratio decreased to 14.6% (December 2020: 15.1%)
-
CET1 capital decreased by £0.4bn to £45.9bn as profit before tax of £2.4bn was more than offset by the removal of temporary regulatory supporting measures introduced in 2020, the £0.7bn share buyback announced with FY20 results and decreases in other qualifying reserves. The additional value adjustments (PVA) deduction increased by £0.4bn reflecting the removal of increased diversification factors and IFRS 9 transitional relief decreased by £0.3bn primarily due to the relief on the pre-2020 impairment charge reducing from 70% to 50% in 2021. The deduction for dividends paid and foreseen increased by £1.0bn including the £0.7bn share buyback and a £0.1bn accrual towards FY21 dividends

	-	RWAs increased by £7.2bn to £313.4bn primarily due to increased client and trading activity within CIB, partially offset by lower consumer lending
●
The average UK leverage ratio decreased to 4.9% (December 2020: 5.0%). The average leverage exposure increased by £28bn to £1,175bn (December 2020: £1,147bn) largely driven by an increase in securities financing transactions (SFTs)

Group funding and liquidity

●
The liquidity pool was £290bn (December 2020: £266bn) and the liquidity coverage ratio remained significantly above the 100% regulatory requirement at 161% (December 2020: 162%), equivalent to a surplus of £107bn (December 2020: £99bn). The increase in the pool is driven by continued deposit growth, Term Funding Scheme with additional incentives for SMEs drawings and a seasonal increase in short-term wholesale funding, which were partly offset by a seasonal increase in business funding consumption

●
Wholesale funding outstanding, excluding repurchase agreements, was £157.8.bn (December 2020: £145.0bn). The Group issued £2.7bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) during the year. The Group is well advanced in its MREL issuance plans relative to the estimated 1 January 2022 requirement

Other matters

●
In its Budget held in March 2021, the UK Government announced that the UK rate of corporation tax will increase from 19% to 25% from 1 April 2023 and that it will undertake a review of the additional 8% banking surcharge during 2021. The Budget Report issued on 3 March 2021 outlines that “the government will set out how it intends to ensure that the combined rate of tax on banks’ profits does not increase substantially from its current level”. The Group’s effective tax rate for FY21 may include a tax benefit for the re-measurement of UK deferred tax assets upon substantive enactment of the increase in the rate of UK corporation tax which is expected later in 2021. Any subsequent reduction in the banking surcharge arising from the Government’s review may result in a tax charge upon enactment as UK deferred tax assets are again re-measured, the timing of which is uncertain but is expected to occur in 2022

Capital distributions

●
Barclays understands the importance of delivering attractive total cash returns to shareholders. Barclays is therefore committed to maintaining an appropriate balance between total cash returns to shareholders, investment in the business and maintaining a strong capital position. Going forward, Barclays intends to pay a progressive ordinary dividend, taking into account these objectives and the earnings outlook of the Group. It is also the Board’s intention to continue to supplement the ordinary dividends with additional cash returns, including share buybacks, to shareholders as and when appropriate

●
For regulatory capital purposes, Barclays has accrued an ordinary dividend in Q121 of 0.75p based on a 3p dividend for the full year. This regulatory accrual should not be used as a forecast of future capital distributions. The Board will assess the appropriate level and form of capital distributions as the year progresses

Tushar Morzaria, Group Finance Director

Quarterly Results Summary

Barclays Group
	Q121	Q420	Q320	Q220	Q120	Q419	Q319	Q219
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,851	1,845	2,055	1,892	2,331	2,344	2,445	2,360
Net fee, commission and other income	4,049	3,096	3,149	3,446	3,952	2,957	3,096	3,178
Total income	5,900	4,941	5,204	5,338	6,283	5,301	5,541	5,538
Credit impairment charges	(55)	(492)	(608)	(1,623)	(2,115)	(523)	(461)	(480)
Net operating income	5,845	4,449	4,596	3,715	4,168	4,778	5,080	5,058
Operating costs	(3,545)	(3,480)	(3,391)	(3,310)	(3,253)	(3,308)	(3,293)	(3,501)
UK bank levy	-	(299)	-	-	-	(226)	-	-
Litigation and conduct	(33)	(47)	(76)	(20)	(10)	(167)	(1,568)	(53)
Total operating expenses	(3,578)	(3,826)	(3,467)	(3,330)	(3,263)	(3,701)	(4,861)	(3,554)
Other net income/(expenses)	132	23	18	(26)	8	20	27	27
Profit before tax	2,399	646	1,147	359	913	1,097	246	1,531
Tax charge	(496)	(163)	(328)	(42)	(71)	(189)	(269)	(297)
Profit/(loss) after tax	1,903	483	819	317	842	908	(23)	1,234
Non-controlling interests	(4)	(37)	(4)	(21)	(16)	(42)	(4)	(17)
Other equity instrument holders	(195)	(226)	(204)	(206)	(221)	(185)	(265)	(183)
Attributable profit/(loss)	1,704	220	611	90	605	681	(292)	1,034

Performance measures
Return on average tangible shareholders' equity	14.7%	1.8%	5.1%	0.7%	5.1%	5.9%	(2.4%)	9.0%
Average tangible shareholders' equity (£bn)	46.5	47.6	48.3	50.2	47.0	46.4	48.4	46.2
Cost: income ratio	61%	77%	67%	62%	52%	70%	88%	64%
Loan loss rate (bps)	6	56	69	179	223	60	52	56
Basic earnings/(loss) per share	9.9p	1.3p	3.5p	0.5p	3.5p	3.9p	(1.7p)	6.0p

Balance sheet and capital management1	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	345.8	342.6	344.4	354.9	374.1	339.1	345.1	339.3
Loans and advances at amortised cost impairment coverage ratio	2.2%	2.4%	2.5%	2.5%	2.1%	1.8%	1.9%	1.9%
Total assets	1,379.7	1,349.5	1,421.7	1,385.1	1,444.3	1,140.2	1,290.4	1,232.8
Deposits at amortised cost	498.8	481.0	494.6	466.9	470.7	415.8	420.6	413.6
Tangible net asset value per share	267p	269p	275p	284p	284p	262p	274p	275p
Common equity tier 1 ratio	14.6%	15.1%	14.6%	14.2%	13.1%	13.8%	13.4%	13.4%
Common equity tier 1 capital	45.9	46.3	45.5	45.4	42.5	40.8	41.9	42.9
Risk weighted assets	313.4	306.2	310.7	319.0	325.6	295.1	313.3	319.1
Average UK leverage ratio	4.9%	5.0%	5.1%	4.7%	4.5%	4.5%	4.6%	4.7%
Average UK leverage exposure	1,174.9	1,146.9	1,111.1	1,148.7	1,176.2	1,142.8	1,171.2	1,134.6
UK leverage ratio	5.0%	5.3%	5.2%	5.2%	4.5%	5.1%	4.8%	5.1%
UK leverage exposure	1,145.4	1,090.9	1,095.1	1,071.1	1,178.7	1,007.7	1,099.8	1,079.4

Funding and liquidity
Group liquidity pool (£bn)	290	266	327	298	237	211	226	238
Liquidity coverage ratio	161%	162%	181%	186%	155%	160%	151%	156%
Loan: deposit ratio	69%	71%	70%	76%	79%	82%	82%	82%

1	Refer to pages 21 to 26 for further information on how capital, RWAs and leverage are calculated.

Quarterly Results by Business

Barclays UK
	Q121	Q420	Q320	Q220	Q120	Q419	Q319	Q219
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,281	1,317	1,280	1,225	1,412	1,478	1,503	1,438
Net fee, commission and other income	295	309	270	242	292	481	343	333
Total income	1,576	1,626	1,550	1,467	1,704	1,959	1,846	1,771
Credit impairment charges	(77)	(170)	(233)	(583)	(481)	(190)	(101)	(230)
Net operating income	1,499	1,456	1,317	884	1,223	1,769	1,745	1,541
Operating costs	(1,036)	(1,134)	(1,095)	(1,018)	(1,023)	(1,023)	(952)	(1,022)
UK bank levy	-	(50)	-	-	-	(41)	-	-
Litigation and conduct	(3)	4	(25)	(6)	(5)	(58)	(1,480)	(41)
Total operating expenses	(1,039)	(1,180)	(1,120)	(1,024)	(1,028)	(1,122)	(2,432)	(1,063)
Other net income/(expenses)	-	6	(1)	13	-	-	-	(1)
Profit/(loss) before tax	460	282	196	(127)	195	647	(687)	477
Attributable profit/(loss)	298	160	113	(123)	175	438	(907)	328

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	205.7	205.4	203.9	202.0	195.7	193.7	193.2	189.1
Total assets	309.1	289.1	294.5	287.6	267.5	257.8	257.9	259.0
Customer deposits at amortised cost	247.5	240.5	232.0	225.7	207.5	205.5	203.3	200.9
Loan: deposit ratio	88%	89%	91%	92%	96%	96%	97%	97%
Risk weighted assets	72.7	73.7	76.2	77.9	77.7	74.9	76.8	76.2
Period end allocated tangible equity	10.0	9.7	10.0	10.3	10.3	10.3	10.4	10.3

Performance measures
Return on average allocated tangible equity	12.0%	6.5%	4.5%	(4.8%)	6.9%	17.0%	(34.9%)	12.7%
Average allocated tangible equity (£bn)	9.9	9.8	10.1	10.3	10.1	10.3	10.4	10.3
Cost: income ratio	66%	73%	72%	70%	60%	57%	132%	60%
Loan loss rate (bps)	14	31	43	111	96	38	20	47
Net interest margin	2.54%	2.56%	2.51%	2.48%	2.91%	3.03%	3.10%	3.05%

Analysis of Barclays UK	Q121	Q420	Q320	Q220	Q120	Q419	Q319	Q219
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	923	895	833	826	968	1,064	1,035	946
Barclaycard Consumer UK	315	354	362	367	436	533	472	497
Business Banking	338	377	355	274	300	362	339	328
Total income	1,576	1,626	1,550	1,467	1,704	1,959	1,846	1,771

Analysis of credit impairment charges
Personal Banking	(22)	(68)	(48)	(130)	(134)	(71)	(36)	(36)
Barclaycard Consumer UK	(36)	(78)	(106)	(396)	(301)	(108)	(49)	(175)
Business Banking	(19)	(24)	(79)	(57)	(46)	(11)	(16)	(19)
Total credit impairment charges	(77)	(170)	(233)	(583)	(481)	(190)	(101)	(230)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	160.4	157.3	155.7	154.9	153.4	151.9	150.1	147.3
Barclaycard Consumer UK	8.7	9.9	10.7	11.5	13.6	14.7	14.9	15.1
Business Banking	36.6	38.2	37.5	35.6	28.7	27.1	28.2	26.7
Total loans and advances to customers at amortised cost	205.7	205.4	203.9	202.0	195.7	193.7	193.2	189.1

Analysis of customer deposits at amortised cost
Personal Banking	186.0	179.7	173.2	169.6	161.4	159.2	157.9	156.3
Barclaycard Consumer UK	0.1	0.1	0.1	0.1	-	-	-	-
Business Banking	61.4	60.7	58.7	56.0	46.1	46.3	45.4	44.6
Total customer deposits at amortised cost	247.5	240.5	232.0	225.7	207.5	205.5	203.3	200.9

Barclays International
	Q121	Q420	Q320	Q220	Q120	Q419	Q319	Q219
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	748	614	823	847	998	965	1,059	1,017
Net trading income	1,934	1,372	1,528	1,660	2,360	929	1,110	1,016
Net fee, commission and other income	1,717	1,500	1,430	1,503	1,286	1,558	1,581	1,870
Total income	4,399	3,486	3,781	4,010	4,644	3,452	3,750	3,903
Credit impairment releases/(charges)	22	(291)	(370)	(1,010)	(1,609)	(329)	(352)	(247)
Net operating income	4,421	3,195	3,411	3,000	3,035	3,123	3,398	3,656
Operating costs	(2,438)	(2,133)	(2,227)	(2,186)	(2,219)	(2,240)	(2,282)	(2,435)
UK bank levy	-	(240)	-	-	-	(174)	-	-
Litigation and conduct	(21)	(9)	(28)	(11)	-	(86)	-	(11)
Total operating expenses	(2,459)	(2,382)	(2,255)	(2,197)	(2,219)	(2,500)	(2,282)	(2,446)
Other net income	9	9	9	4	6	17	21	13
Profit before tax	1,971	822	1,165	807	822	640	1,137	1,223
Attributable profit	1,431	441	782	468	529	397	799	832

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	123.5	122.7	128.0	138.1	167.0	132.8	138.1	134.8
Trading portfolio assets	131.1	127.7	122.3	109.5	101.6	113.3	119.4	120.0
Derivative financial instrument assets	269.4	301.8	295.9	306.8	341.5	228.9	286.0	243.8
Financial assets at fair value through the income statement	197.5	170.7	178.2	154.3	188.4	128.4	158.0	154.7
Cash collateral and settlement balances	109.7	97.5	121.8	130.8	153.2	79.4	112.5	101.3
Other assets	221.7	221.4	261.7	236.3	201.5	178.6	195.6	196.8
Total assets	1,052.9	1,041.8	1,107.9	1,075.8	1,153.2	861.4	1,009.6	951.4
Deposits at amortised cost	251.2	240.5	262.4	241.2	263.3	210.0	217.6	212.0
Derivative financial instrument liabilities	260.2	300.4	293.3	307.6	338.8	228.9	283.3	243.0
Loan: deposit ratio	49%	51%	49%	57%	63%	63%	63%	64%
Risk weighted assets	230.0	222.3	224.7	231.2	237.9	209.2	223.1	214.8
Period end allocated tangible equity	32.7	30.2	30.5	31.6	33.1	29.6	31.4	30.2

Performance measures
Return on average allocated tangible equity	17.7%	5.8%	10.2%	5.6%	6.8%	5.1%	9.9%	10.7%
Average allocated tangible equity (£bn)	32.3	30.5	30.6	33.5	31.2	30.9	32.2	31.1
Cost: income ratio	56%	68%	60%	55%	48%	72%	61%	63%
Loan loss rate (bps)	(7)	90	112	284	377	96	99	72
Net interest margin	3.92%	3.41%	3.79%	3.43%	3.93%	4.29%	4.10%	3.91%

Analysis of Barclays International

Corporate and Investment Bank	Q121	Q420	Q320	Q220	Q120	Q419	Q319	Q219
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,204	812	1,000	1,468	1,858	726	816	920
Equities	932	542	691	674	564	409	494	517
Markets	2,136	1,354	1,691	2,142	2,422	1,135	1,310	1,437
Advisory	163	232	90	84	155	202	221	221
Equity capital markets	243	104	122	185	62	56	86	104
Debt capital markets	453	418	398	463	418	322	381	373
Banking fees	859	754	610	732	635	580	688	698
Corporate lending	206	186	232	61	111	202	195	216
Transaction banking	393	344	372	381	449	397	424	444
Corporate	599	530	604	442	560	599	619	660
Total income1	3,594	2,638	2,905	3,316	3,617	2,314	2,617	2,795
Credit impairment releases/(charges)	43	(52)	(187)	(596)	(724)	(30)	(31)	(44)
Net operating income	3,637	2,586	2,718	2,720	2,893	2,284	2,586	2,751
Operating costs	(1,886)	(1,603)	(1,716)	(1,680)	(1,690)	(1,691)	(1,712)	(1,860)
UK bank levy	-	(226)	-	-	-	(156)	-	-
Litigation and conduct	(1)	2	(3)	(3)	-	(79)	(4)	(7)
Total operating expenses	(1,887)	(1,827)	(1,719)	(1,683)	(1,690)	(1,926)	(1,716)	(1,867)
Other net income	1	2	1	3	-	1	12	3
Profit before tax	1,751	761	1,000	1,040	1,203	359	882	887
Attributable profit	1,263	413	627	694	820	193	609	596

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	94.3	92.4	96.8	104.9	128.2	92.0	95.8	92.1
Trading portfolio assets	130.9	127.5	122.2	109.3	101.5	113.3	119.3	119.9
Derivative financial instruments assets	269.4	301.7	295.9	306.7	341.4	228.8	286.0	243.7
Financial assets at fair value through the income statement	197.3	170.4	177.9	153.7	187.8	127.7	157.3	154.1
Cash collateral and settlement balances	108.8	96.7	121.0	129.7	152.2	78.5	111.6	100.4
Other assets	190.8	194.9	228.9	205.5	171.4	155.3	171.5	168.1
Total assets	991.5	983.6	1,042.7	1,009.8	1,082.5	795.6	941.5	878.3
Deposits at amortised cost	185.2	175.2	195.6	173.9	198.4	146.2	152.1	145.4
Derivative financial instrument liabilities	260.2	300.3	293.2	307.6	338.7	228.9	283.2	242.9
Risk weighted assets	201.3	192.2	193.3	198.3	201.7	171.5	184.9	175.9

Performance measures
Return on average allocated tangible equity	17.9%	6.3%	9.5%	9.6%	12.5%	3.0%	9.1%	9.2%
Average allocated tangible equity (£bn)	28.2	26.3	26.4	29.0	26.2	25.8	26.9	25.8
Cost: income ratio	53%	69%	59%	51%	47%	83%	66%	67%

1	From Q121, a change in the allocation of the net impact of treasury operations to businesses has been made to reflect changes in the business balance sheets.

Analysis of Barclays International

Consumer, Cards and Payments	Q121	Q420	Q320	Q220	Q120	Q419	Q319	Q219
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	478	504	518	513	663	717	720	720
Net fee, commission, trading and other income	327	344	358	181	364	421	413	388
Total income	805	848	876	694	1,027	1,138	1,133	1,108
Credit impairment charges	(21)	(239)	(183)	(414)	(885)	(299)	(321)	(203)
Net operating income	784	609	693	280	142	839	812	905
Operating costs	(552)	(530)	(511)	(506)	(529)	(549)	(570)	(575)
UK bank levy	-	(14)	-	-	-	(18)	-	-
Litigation and conduct	(20)	(11)	(25)	(8)	-	(7)	4	(4)
Total operating expenses	(572)	(555)	(536)	(514)	(529)	(574)	(566)	(579)
Other net income	8	7	8	1	6	16	9	10
Profit/(loss) before tax	220	61	165	(233)	(381)	281	255	336
Attributable profit/(loss)	168	28	155	(226)	(291)	204	190	236

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances at amortised cost	29.2	30.3	31.2	33.2	38.8	40.8	42.3	42.7
Total assets	61.4	58.2	65.2	66.0	70.7	65.8	68.1	73.1
Deposits at amortised cost	66.0	65.3	66.8	67.3	64.9	63.8	65.5	66.6
Risk weighted assets	28.8	30.1	31.4	32.9	36.2	37.7	38.2	38.9

Performance measures
Return on average allocated tangible equity	16.5%	2.7%	14.7%	(20.2%)	(23.5%)	15.9%	14.2%	17.8%
Average allocated tangible equity (£bn)	4.1	4.2	4.2	4.5	5.0	5.1	5.3	5.3
Cost: income ratio	71%	65%	61%	74%	52%	50%	50%	52%
Loan loss rate (bps)	27	286	211	455	846	273	283	180

Head Office
	Q121	Q420	Q320	Q220	Q120	Q419	Q319	Q219
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	(178)	(86)	(48)	(180)	(79)	(99)	(117)	(95)
Net fee, commission and other income	103	(85)	(79)	41	14	(11)	62	(41)
Total income	(75)	(171)	(127)	(139)	(65)	(110)	(55)	(136)
Credit impairment charges	-	(31)	(5)	(30)	(25)	(4)	(8)	(3)
Net operating expenses	(75)	(202)	(132)	(169)	(90)	(114)	(63)	(139)
Operating costs	(71)	(213)	(69)	(106)	(11)	(45)	(59)	(44)
UK bank levy	-	(9)	-	-	-	(11)	-	-
Litigation and conduct	(9)	(42)	(23)	(3)	(5)	(23)	(88)	(1)
Total operating expenses	(80)	(264)	(92)	(109)	(16)	(79)	(147)	(45)
Other net income/(expenses)	123	8	10	(43)	2	3	6	15
Loss before tax	(32)	(458)	(214)	(321)	(104)	(190)	(204)	(169)
Attributable loss	(25)	(381)	(284)	(255)	(99)	(154)	(184)	(126)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	17.7	18.6	19.3	21.7	23.6	21.0	22.9	22.4
Risk weighted assets	10.7	10.2	9.8	9.9	10.0	11.0	13.4	28.1
Period end allocated tangible equity	3.3	6.8	7.1	7.4	6.0	5.6	5.5	7.0

Performance measures
Average allocated tangible equity (£bn)	4.3	7.3	7.6	6.4	5.6	5.2	5.8	4.8

Performance Management

Margins and balances
	Three months ended 31.03.21			Three months ended 31.03.20
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	1,281	204,663	2.54	1,412	195,204	2.91
Barclays International1,2	755	78,230	3.92	980	100,171	3.93
Total Barclays UK and Barclays International	2,036	282,893	2.92	2,392	295,375	3.26
Other3	(185)			(61)
Total Barclays Group	1,851			2,331

1	Barclays International margins include IEL balances within the investment banking business.
2
Barclays amended the presentation of the premium paid for purchased financial guarantees which are embedded in notes it issues directly to the market in Q420 from net investment income to interest expense within net interest income. Had the equivalent Q120 interest expense been recognised in net interest income, the Barclays International and Total Barclays UK and Barclays International NIMs would have been 3.84% and 3.22% respectively.

3	Other includes Head Office and non-lending related investment banking businesses not included in Barclays International margins.

The Group’s combined product and equity structural hedge notional as at 31 March 2021 was £192bn, with an average duration of 2.5 to 3 years. Group net interest income includes gross structural hedge contributions of £0.3bn (Q120: £0.4bn) and net structural hedge contributions of £0.3bn (Q120: £0.2bn). Gross structural hedge contributions represent the absolute level of interest earned from the fixed receipts on the basket of swaps in the structural hedge, while the net structural hedge contributions represent the net interest earned on the difference between the structural hedge rate and prevailing floating rates.

Quarterly analysis for Barclays UK and Barclays International	Net interest income	Average customer assets	Net interest margin
Three months ended 31.12.20	£m	£m	%
Barclays UK	1,317	204,315	2.56
Barclays International1,2	696	81,312	3.41
Total Barclays UK and Barclays International	2,013	285,627	2.80

Three months ended 30.09.20
Barclays UK	1,280	203,089	2.51
Barclays International1,2	838	88,032	3.79
Total Barclays UK and Barclays International	2,118	291,121	2.89

Three months ended 30.06.20
Barclays UK	1,225	199,039	2.48
Barclays International1,2	868	101,706	3.43
Total Barclays UK and Barclays International	2,093	300,745	2.80

1	Barclays International margins include IEL balances within the investment banking business.
2
The reclassification of expense of the premium paid for purchased financial guarantees from net investment income to net interest income was recognised in full in Q420 and resulted in a 0.48% reduction on the Q420 Barclays International NIM and 0.14% reduction on the Q420 Total
Barclays UK and Barclays International NIM. Had the equivalent impact been reflected in the respective quarters, the Barclays International NIM would have been 3.33% in Q220, 3.68% in Q320 and 3.77% in Q420. Total Barclays UK and Barclays International NIMs would have been
2.77% in Q220, 2.86% in Q320 and 2.91% in Q420 respectively.

Credit Risk

Loans and advances at amortised cost by stage

The table below presents an analysis of loans and advances at amortised cost by gross exposure, impairment allowance, impairment charge and coverage ratio by stage allocation and business segment as at 31 March 2021. Also included are off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio by stage allocation as at 31 March 2021.

Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to the drawn exposure to the extent that the allowance does not exceed the exposure, as expected credit loss (ECL) is not reported separately. Any excess is reported on the liability side of the balance sheet as a provision. For wholesale portfolios, the impairment allowance on the undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.03.21	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	155,477	24,114	2,833	182,424	308	1,422	1,089	2,819	179,605
Barclays International	19,955	5,219	1,858	27,032	364	1,198	1,101	2,663	24,369
Head Office	4,011	565	778	5,354	4	45	358	407	4,947
Total Barclays Group retail	179,443	29,898	5,469	214,810	676	2,665	2,548	5,889	208,921
Barclays UK	32,208	4,092	1,088	37,388	11	135	102	248	37,140
Barclays International	84,199	14,855	1,779	100,833	316	508	835	1,659	99,174
Head Office	542	-	32	574	-	-	31	31	543
Total Barclays Group wholesale1	116,949	18,947	2,899	138,795	327	643	968	1,938	136,857
Total loans and advances at amortised cost	296,392	48,845	8,368	353,605	1,003	3,308	3,516	7,827	345,778
Off-balance sheet loan commitments and financial guarantee contracts2	298,695	50,618	787	350,100	228	731	43	1,002	349,098
Total3	595,087	99,463	9,155	703,705	1,231	4,039	3,559	8,829	694,876

	As at 31.03.21				Three months ended 31.03.21
	Coverage ratio				Loan impairment charge and loan loss rate4
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m		bps
Barclays UK	0.2	5.9	38.4	1.5		28		6
Barclays International	1.8	23.0	59.3	9.9		20		30
Head Office	0.1	8.0	46.0	7.6		(1)		-
Total Barclays Group retail	0.4	8.9	46.6	2.7		47		9
Barclays UK	-	3.3	9.4	0.7		14		15
Barclays International	0.4	3.4	46.9	1.6		55		22
Head Office	-	-	96.9	5.4		1		71
Total Barclays Group wholesale1	0.3	3.4	33.4	1.4		70		20
Total loans and advances at amortised cost	0.3	6.8	42.0	2.2		117		13
Off-balance sheet loan commitments and financial guarantee contracts2	0.1	1.4	5.5	0.3		(57)
Other financial assets subject to impairment3						(5)
Total4	0.2	4.1	38.9	1.3		55

1
Includes Wealth and Private Banking exposures measured on an individual customer exposure basis, and excludes Business Banking exposures that are managed on a collective basis. The net impact is a difference in total exposure of £8,133m of balances reported as wholesale loans on page 18 in the Loans and advances at amortised cost by product disclosure.

2	Excludes loan commitments and financial guarantees of £18.9bn carried at fair value.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £188.1bn and impairment allowance of £130m. This comprises £19m ECL on £186.3bn stage 1 assets, £3m on £1.7bn stage 2 fair value through other comprehensive income assets, other assets, cash collateral and settlement balances and £108m on £113m stage 3 other assets.

4	Q121 loan impairment charge represents three months of impairment charge, annualised to calculate the loan loss rate. The loan loss rate is 6bps after applying the total impairment charge of £55m.

	Gross exposure				Impairment allowance				Net exposure
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.20	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	153,250	23,896	2,732	179,878	332	1,509	1,147	2,988	176,890
Barclays International1	21,048	5,500	1,992	28,540	396	1,329	1,205	2,930	25,610
Head Office	4,267	720	844	5,831	4	51	380	435	5,396
Total Barclays Group retail	178,565	30,116	5,568	214,249	732	2,889	2,732	6,353	207,896
Barclays UK	31,918	4,325	1,126	37,369	13	129	116	258	37,111
Barclays International1	79,911	16,565	2,270	98,746	288	546	859	1,693	97,053
Head Office	570	-	33	603	-	-	31	31	572
Total Barclays Group wholesale2	112,399	20,890	3,429	136,718	301	675	1,006	1,982	134,736
Total loans and advances at amortised cost	290,964	51,006	8,997	350,967	1,033	3,564	3,738	8,335	342,632
Off-balance sheet loan commitments and financial guarantee contracts3	289,939	52,891	2,330	345,160	256	758	50	1,064	344,096
Total4	580,903	103,897	11,327	696,127	1,289	4,322	3,788	9,399	686,728

	As at 31.12.20				Year ended 31.12.20
	Coverage ratio				Loan impairment charge and loan loss rate4
	Stage 1	Stage 2	Stage 3	Total	Loan impairment charge		Loan loss rate
	%	%	%	%	£m			bps
Barclays UK	0.2	6.3	42.0	1.7		1,070		59
Barclays International1	1.9	24.2	60.5	10.3		1,680		589
Head Office	0.1	7.1	45.0	7.5		91		156
Total Barclays Group retail	0.4	9.6	49.1	3.0		2,841		133
Barclays UK	-	3.0	10.3	0.7		154		41
Barclays International1	0.4	3.3	37.8	1.7		914		93
Head Office	-	-	93.9	5.1		-		-
Total Barclays Group wholesale2	0.3	3.2	29.3	1.4		1,068		78
Total loans and advances at amortised cost	0.4	7.0	41.5	2.4		3,909		111
Off-balance sheet loan commitments and financial guarantee contracts3	0.1	1.4	2.1	0.3		776
Other financial assets subject to impairment4						153
Total5	0.2	4.2	33.4	1.4		4,838

1	Private Banking have refined the methodology to classify £5bn of their exposure between Wholesale and Retail during the year.
2
Includes Wealth and Private Banking exposures measured on an individual customer exposure basis, and excludes Business Banking exposures that are managed on a collective basis. The net impact is a difference in total exposure of £7,551m of balances reported as wholesale loans on page 18 in the Loans and advances at amortised cost by product disclosure.

3	Excludes loan commitments and financial guarantees of £9.5bn carried at fair value.
4
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £180.3bn and impairment allowance of £165m. This comprises £11m ECL on £175.7bn stage 1 assets, £9m on £4.4bn stage 2 fair value through other comprehensive income assets, other assets, cash collateral and settlement balances and £145m on £154m stage 3 other assets.

5	The loan loss rate is 138bps after applying the total impairment charge of £4,838m.

Loans and advances at amortised cost by product

The table below presents a breakdown of loans and advances at amortised cost and the impairment allowance with stage allocation by asset classification.

		Stage 2
As at 31.03.21	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	141,273	16,919	1,960	1,059	19,938	2,229	163,440
Credit cards, unsecured loans and other retail lending	30,797	8,785	344	289	9,418	3,022	43,237
Wholesale loans	124,322	18,959	329	201	19,489	3,117	146,928
Total	296,392	44,663	2,633	1,549	48,845	8,368	353,605

Impairment allowance
Home loans	34	55	13	11	79	397	510
Credit cards, unsecured loans and other retail lending	624	2,228	144	177	2,549	2,091	5,264
Wholesale loans	345	672	5	3	680	1,028	2,053
Total	1,003	2,955	162	191	3,308	3,516	7,827

Net exposure
Home loans	141,239	16,864	1,947	1,048	19,859	1,832	162,930
Credit cards, unsecured loans and other retail lending	30,173	6,557	200	112	6,869	931	37,973
Wholesale loans	123,977	18,287	324	198	18,809	2,089	144,875
Total	295,389	41,708	2,471	1,358	45,537	4,852	345,778

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.3	0.7	1.0	0.4	17.8	0.3
Credit cards, unsecured loans and other retail lending	2.0	25.4	41.9	61.2	27.1	69.2	12.2
Wholesale loans	0.3	3.5	1.5	1.5	3.5	33.0	1.4
Total	0.3	6.6	6.2	12.3	6.8	42.0	2.2

As at 31.12.20
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Home loans	138,639	16,651	1,785	876	19,312	2,234	160,185
Credit cards, unsecured loans and other retail lending	33,021	9,470	544	306	10,320	3,172	46,513
Wholesale loans	119,304	19,501	1,097	776	21,374	3,591	144,269
Total	290,964	45,622	3,426	1,958	51,006	8,997	350,967

Impairment allowance
Home loans	33	57	13	14	84	421	538
Credit cards, unsecured loans and other retail lending	680	2,382	180	207	2,769	2,251	5,700
Wholesale loans	320	650	50	11	711	1,066	2,097
Total	1,033	3,089	243	232	3,564	3,738	8,335

Net exposure
Home loans	138,606	16,594	1,772	862	19,228	1,813	159,647
Credit cards, unsecured loans and other retail lending	32,341	7,088	364	99	7,551	921	40,813
Wholesale loans	118,984	18,851	1,047	765	20,663	2,525	142,172
Total	289,931	42,533	3,183	1,726	47,442	5,259	342,632

Coverage ratio	%	%	%	%	%	%	%
Home loans	-	0.3	0.7	1.6	0.4	18.8	0.3
Credit cards, unsecured loans and other retail lending	2.1	25.2	33.1	67.6	26.8	71.0	12.3
Wholesale loans	0.3	3.3	4.6	1.4	3.3	29.7	1.5
Total	0.4	6.8	7.1	11.8	7.0	41.5	2.4

Measurement uncertainty

During the latter part of Q121, macroeconomic indicators became more positive than at Q420, particularly in the UK with improved economic growth and lower unemployment consensus forecasts in response to the UK Budget announcement on 3 March 2021 and the progress of the COVID-19 vaccine roll out programme. In the US, new government stimulus was announced in March 2021, including a $1.9trn Rescue Plan, and a COVID-19 vaccine programme well underway. However, global economic uncertainty remains high as the COVID-19 pandemic continues to evolve and practical challenges remain in inoculation programmes.

In response to the changing economic environment, key baseline macroeconomic indicators were refreshed at Q121. However, because the macroeconomic outlook remains uncertain and has only recently shown improvement, the impact from these consensus updates has not been reflected in the Q121 ECL provision level. This has been based on the more conservative macroeconomic indicators of the Q420 ECL scenarios, rolled forward by one quarter, and updated to reflect changes in balances and individually assessed impaired names during the quarter. If these favourable macroeconomic indicators persist, an adjustment will be made to the provision level.

Sensitivity analysis has been completed to estimate the impact of applying the refreshed Q121 baseline to material portfolios. This high-level analysis indicated that, all other things being equal, this change in key macroeconomic variables would result in a reduction to the modelled ECL stock of c£0.5bn from the material portfolios, should positive macroeconomic indicators persist. The macroeconomic variables used in the sensitivity analysis are disclosed on the following page.

Management adjustments to models for impairment

The real economic impact of the COVID-19 pandemic may only become clear once support measures put in place by governments begin to fall away. Government support schemes are currently scheduled to run until cQ321 in the major jurisdictions in which Barclays operates. In addition to the above ECL model sensitivity for which no adjustment has been made, management adjustments to models for impairment were retained and amounted to £1,223m (Q420: £1,388m). These included economic uncertainty adjustments recognised at year end 2020 which addressed the temporary nature of ongoing government support, the uncertainty in relation to the timing of stress and the range of economic uncertainty.

The tables below show the primary consensus macroeconomic variables in the Q121 Baseline scenario and the probability weights applied to each rolled forward scenario.

Baseline average macroeconomic variables used in the calculation of ECL
The calculation of ECL was based on the Q420 macroeconomic variables rolled forward by one quarter.
	2021	2022	2023
As at 31.03.21%		%	%
UK GDP1	3.3	3.4	2.9
UK unemployment2	6.0	6.6	6.0
UK HPI3	2.4	2.3	4.2
UK bank rate	0.1	(0.1)	-
US GDP1	1.9	3.2	2.9
US unemployment4	7.3	5.8	5.6
US HPI5	2.4	4.2	4.7
US federal funds rate	0.3	0.3	0.3

	2021	2022	2023
As at 31.12.20%		%	%
UK GDP1	6.3	3.3	2.6
UK unemployment2	6.7	6.4	5.8
UK HPI3	2.4	2.3	5.0
UK bank rate	-	(0.1)	-
US GDP1	3.9	3.1	2.9
US unemployment4	6.9	5.7	5.6
US HPI5	2.8	4.7	4.7
US federal funds rate	0.3	0.3	0.3

Baseline average macroeconomic variables refreshed for sensitivity analysis
Sensitivity analysis was performed by considering a refreshed Q121 baseline scenario relative to the rolled forward baseline scenario against material portfolios, using the macroeconomic variables in the table below.

	2021	2022	2023
As at 31.03.21%		%	%
UK GDP1	5.0	5.7	2.3
UK unemployment2	5.8	5.6	5.1
UK HPI3	(0.5)	0.3	3.6
UK bank rate	0.1	0.3	0.4
US GDP1	5.5	3.8	1.6
US unemployment4	5.7	4.5	4.5
US HPI5	3.9	3.5	3.5
US federal funds rate	0.3	0.3	0.7

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year-end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year-end US HPI = FHFA house price index, relative to prior year end.

Scenario probability weighting
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 31.03.21
Scenario probability weighting	20.2	24.2	24.7	15.5	15.4
As at 31.12.20
Scenario probability weighting	20.2	24.2	24.7	15.5	15.4

Treasury and Capital Risk

Capital

The Group’s Overall Capital Requirement for CET1 is 11.1% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.6% Pillar 2A requirement and a 0.0% Countercyclical Capital Buffer (CCyB).

The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. On 11 March 2020, the Financial Policy Committee (FPC) set the CCyB rate for UK exposures at 0% with immediate effect. The buffer rates set by other national authorities for non-UK exposures are not currently material. Overall, this results in a 0.0% CCyB for the Group.

The Group’s Pillar 2A requirement as per the Prudential Regulation Authority’s (PRA) Individual Capital Requirement is 4.7% of which at least 56.25% needs to be met with CET1 capital, equating to approximately 2.6% of RWAs. The Pillar 2A requirement is subject to at least annual review and has been set as a nominal capital amount. This is based on a point in time assessment and the requirement (when expressed as a proportion of RWAs) will change depending on the total RWAs at each reporting period.

Following the withdrawal of the UK from the EU, any references to CRR as amended by CRR II mean, unless otherwise specified, CRR as amended by CRR II, as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018 and subject to the temporary transitional powers (TTP) available to UK regulators to delay or phase-in on-shoring changes to UK regulatory requirements arising at the end of the transition period until 31 March 2022, as at the applicable reporting date. Throughout the TTP period, the Bank of England (BoE) and PRA are expected to review the UK legislation framework and any disclosures made by the Group will be subject to any resulting guidance.

On 12 February 2021, the PRA launched a consultation on certain items within the Basel standards that remain to be implemented in the UK as well as setting out proposed new PRA CRR rules. The proposals include reverting to the previous treatment of 100% CET1 capital deduction for qualifying software assets by the end of 2021, meaning the c.40bps benefit in the CET1 ratio is likely to be reversed in future periods.

Capital ratios1,2,3	As at	As at
	31.03.21	31.12.20
CET1	14.6%	15.1%
Tier 1 (T1)	18.4%	19.0%
Total regulatory capital	21.8%	22.1%

Capital resources	£m	£m
Total equity excluding non-controlling interests per the balance sheet	65,105	65,797
Less: other equity instruments (recognised as AT1 capital)	(11,179)	(11,172)
Adjustment to retained earnings for foreseeable ordinary share dividends	(303)	(174)
Adjustment to retained earnings for foreseeable repurchase of shares	(439)	-
Adjustment to retained earnings for foreseeable other equity coupons	(42)	(30)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,496)	(1,146)
Goodwill and intangible assets	(6,504)	(6,914)
Deferred tax assets that rely on future profitability excluding temporary differences	(629)	(595)
Fair value reserves related to gains or losses on cash flow hedges	(850)	(1,575)
Gains or losses on liabilities at fair value resulting from own credit	1,202	870
Defined benefit pension fund assets	(1,192)	(1,326)
Direct and indirect holdings by an institution of own CET1 instruments	(50)	(50)
Adjustment under IFRS 9 transitional arrangements	2,285	2,556
Other regulatory adjustments	(4)	55
CET1 capital	45,904	46,296

AT1 capital
Capital instruments and related share premium accounts	11,179	11,172
Qualifying AT1 capital (including minority interests) issued by subsidiaries	655	646
Other regulatory adjustments and deductions	(80)	(80)
AT1 capital	11,754	11,738

T1 capital	57,658	58,034

T2 capital
Capital instruments and related share premium accounts	8,951	7,836
Qualifying T2 capital (including minority interests) issued by subsidiaries	1,641	1,893
Credit risk adjustments (excess of impairment over expected losses)	95	57
Other regulatory adjustments and deductions	(160)	(160)
Total regulatory capital	68,185	67,660

Total RWAs	313,356	306,203

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 14.0%, with £43.6bn of CET1 capital and £312.6bn of RWAs calculated without applying the transitional arrangements of the CRR as amended by CRR II.

3
The Group’s CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays Bank PLC 7.625% Contingent Capital Notes, was 14.6%. For this calculation CET1 capital and RWAs are calculated applying the transitional arrangements under the CRR as amended by CRR II, including the IFRS 9 transitional arrangements. The benefit of the Financial Services Authority (FSA) October 2012 interpretation of the transitional provisions, relating to the implementation of CRD IV, expired in December 2017.

Movement in CET1 capital	Three months
ended
31.03.21
£m
Opening CET1 capital	46,296

Profit for the period attributable to equity holders	1,899
Own credit relating to derivative liabilities	14
Ordinary share dividends paid and foreseen	(129)
Purchased and foreseeable share repurchase	(700)
Other equity coupons paid and foreseen	(207)
Increase in retained regulatory capital generated from earnings	877

Net impact of share schemes	(167)
Fair value through other comprehensive income reserve	(320)
Currency translation reserve	(478)
Other reserves	(6)
Decrease in other qualifying reserves	(971)

Pension remeasurements within reserves	(186)
Defined benefit pension fund asset deduction	134
Net impact of pensions	(52)

Additional value adjustments (PVA)	(350)
Goodwill and intangible assets	410
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(34)
Adjustment under IFRS 9 transitional arrangements	(271)
Other regulatory adjustments	(1)
Decrease in regulatory capital due to adjustments and deductions	(246)

Closing CET1 capital	45,904

CET1 capital decreased £0.4bn to £45.9bn (December 2020: £46.3bn).

£1.9bn of capital generated from profits were partially offset by £1.0bn dividends paid and foreseen including £0.7bn for the share buyback announced with FY20 results, £0.2bn of equity coupons paid and a £0.1bn accrual towards a FY21 dividend. Other significant movements in the period were:

●	A £0.3bn reduction in the fair value through other comprehensive income reserve driven by movements in the valuation of the liquidity pool
●	A £0.5bn decrease in the currency translation reserves due to the depreciation of period end EUR and USD against GBP
●	A £0.4bn increase in the PVA deduction due to the removal of temporary regulatory supporting measures applied to certain additional valuation adjustments
●	A £0.4bn decrease in the goodwill and intangible deduction reflecting new qualifying software intangibles that are subject to risk weighting rather than deduction
●	A £0.3bn decrease in IFRS 9 transitional relief, after tax, primarily due to the amount of relief applied to the pre-2020 impairment charge reducing to 50% in 2021 from 70% in 2020

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market risk		Operational risk	Total RWAs
	Std	IRB	Std	IRB	Settlement risk	CVA	Std	IMA
As at 31.03.21	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	7,066	53,512	431	-	-	217	64	-	11,381	72,671
Corporate and Investment Bank	25,832	75,854	13,781	19,218	102	2,452	16,479	24,083	23,452	201,253
Consumer, Cards and Payments	18,621	2,875	178	41	-	28	-	59	6,949	28,751
Barclays International	44,453	78,729	13,959	19,259	102	2,480	16,479	24,142	30,401	230,004
Head Office	4,424	7,065	-	-	-	-	-	-	(808)	10,681
Barclays Group	55,943	139,306	14,390	19,259	102	2,697	16,543	24,142	40,974	313,356

As at 31.12.20
Barclays UK	7,360	54,340	394	-	-	136	72	-	11,359	73,661
Corporate and Investment Bank	24,660	73,792	12,047	20,280	246	2,351	13,123	22,363	23,343	192,205
Consumer, Cards and Payments	19,754	3,041	177	45	-	31	-	71	6,996	30,115
Barclays International	44,414	76,833	12,224	20,325	246	2,382	13,123	22,434	30,339	222,320
Head Office	4,153	6,869	-	-	-	-	-	-	(800)	10,222
Barclays Group	55,927	138,042	12,618	20,325	246	2,518	13,195	22,434	40,898	306,203

Movement analysis of RWAs
	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.20)	193,969	35,707	35,629	40,898	306,203
Book size	2,971	691	5,056	76	8,794
Acquisitions and disposals	(59)	-	-	-	(59)
Book quality	628	213	-	-	841
Model updates	(438)	(163)	-	-	(601)
Methodology and policy	(115)	-	-	-	(115)
Foreign exchange movements1	(1,707)	-	-	-	(1,707)
Total RWA movements	1,280	741	5,056	76	7,153
Closing RWAs (as at 31.03.21)	195,249	36,448	40,685	40,974	313,356

1	Foreign exchange movements do not include foreign exchange for counterparty credit risk or market risk.

Overall RWAs increased £7.2bn to £313.4bn (December 2020: £306.2bn). Significant movements in the period were:

Credit risk RWAs increased £1.3bn:

●	A £3.0bn increase in book size primarily due to increased CIB lending, growth in mortgages within Barclays UK partially offset by lower consumer lending and ESHLA
●	A £1.7bn decrease due to the depreciation of period end EUR and USD against GBP
Market risk RWAs increased £5.1bn:

●	A £5.1bn increase in book size primarily due to increased client and trading activity

Leverage ratio and exposures

The Group is subject to a leverage ratio requirement of 3.8% as at 31 March 2021. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer of 0.0%. Although the leverage ratio is expressed in terms of T1 capital, 75% of the minimum requirement, equating to 2.4375%, needs to be met with CET1 capital. In addition, the G-SII ALRB must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.2bn.

The Group is required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter. The Group is also required to disclose a UK leverage ratio based on capital and exposure on the last day of the quarter. Both approaches exclude qualifying claims on central banks from the leverage exposures and include the PRA’s early adoption of CRR II settlement netting. The FPC intends to review the UK leverage framework in 2021.

Leverage ratios1,2	As at 31.03.21	As at 31.12.20
	£m	£m
Average UK leverage ratio	4.9%	5.0%
Average T1 capital3	57,040	57,069
Average UK leverage exposure	1,174,887	1,146,919

UK leverage ratio	5.0%	5.3%

CET1 capital	45,904	46,296
AT1 capital	11,099	11,092
T1 capital3	57,003	57,388

UK leverage exposure	1,145,413	1,090,907

UK leverage exposure
Accounting assets
Derivative financial instruments	270,717	302,446
Derivative cash collateral	51,797	64,798
Securities financing transactions (SFTs)	189,496	164,034
Loans and advances and other assets	867,646	818,236
Total IFRS assets	1,379,656	1,349,514

Regulatory consolidation adjustments	(1,926)	(1,144)

Derivatives adjustments
Derivatives netting	(242,857)	(272,275)
Adjustments to cash collateral	(45,464)	(57,414)
Net written credit protection	16,814	14,986
Potential future exposure (PFE) on derivatives	128,454	117,010
Total derivatives adjustments	(143,053)	(197,693)

SFTs adjustments	22,294	21,114

Regulatory deductions and other adjustments	(18,111)	(17,469)

Weighted off-balance sheet commitments	118,134	113,704

Qualifying central bank claims	(167,054)	(155,890)

Settlement netting	(44,527)	(21,229)

UK leverage exposure	1,145,413	1,090,907

1
Fully loaded average UK leverage ratio was 4.7%, with £54.8bn of T1 capital and £1,173bn of leverage exposure. Fully loaded UK leverage ratio was 4.8%, with £54.7bn of T1 capital and £1,143bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements of the CRR as amended by CRR II.

2	Capital and leverage measures are calculated applying the transitional arrangements of the CRR as amended by CRR II.
3	T1 capital is calculated in line with the PRA Handbook.

The average UK leverage ratio decreased to 4.9% (December 2020: 5.0%). The average leverage exposure increased by £28bn to £1,175bn (December 2020: £1,147bn) largely driven by an increase in securities financing transactions (SFTs).

The UK leverage ratio decreased to 5.0% (December 2020: 5.3%). The UK leverage exposure increased by £54.5bn to £1,145bn (December 2020: £1,091bn) primarily driven by:

●	A £25.5bn increase in SFTs; and
●	A £11.4bn increase in PFE on derivatives driven by increased trading activity

The Group also discloses a CRR leverage ratio1 within its additional regulatory disclosures prepared in accordance with EBA guidelines on disclosure under Part Eight of the CRR (see Barclays PLC Pillar 3 Report Q1 2021, due to be published on 30 April 2021 and which will be available at home.barclays/investor-relations/reports-and-events/latest-financial-results).

1	CRR leverage ratio as amended by CRR II.

MREL

The Group is required to meet the higher of: (i) the requirements set by the BoE based on RWAs and the higher of average and UK leverage exposures; and (ii) the requirements in CRR as amended by CRR II based on RWAs and CRR leverage exposures. The MREL requirements are subject to phased implementation and will be fully implemented by 1 January 2022.

As at 31 March 2021, the Group’s MREL requirement was to meet 7.0% of CRR leverage exposures. On 19 January 2021 the BoE published indicative MREL requirements that show the Group’s highest requirement in 2022 will be 7.7% of CRR leverage exposure, based on 30 September 2020 exposures. The BoE is currently reviewing the MREL calibration and intends to make any policy changes by the end of 2021. Separately, the FPC intends to review the UK leverage framework in 2021 and this, along with any MREL policy changes, may result in a different MREL requirement from 1 January 2022 than that which is currently proposed. CET1 capital cannot be counted towards both MREL and the capital buffers, meaning that the buffers will effectively be applied above MREL requirements.

Own funds and eligible liabilities ratios1,2	As a percentage of RWAs		As a percentage of CRR leverage exposure
	As at 31.03.21	As at 31.12.20	As at 31.03.21	As at 31.12.20
Total Barclays PLC (the Parent company) own funds and eligible liabilities	32.1%	32.7%	7.6%	8.0%
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments3	32.8%	33.6%	7.8%	8.2%

Own funds and eligible liabilities1,2			As at 31.03.21	As at 31.12.20
			£m	£m
CET1 capital			45,904	46,296
AT1 capital instruments and related share premium accounts4			11,099	11,092
T2 capital instruments and related share premium accounts4			8,886	7,733
Eligible liabilities			34,571	35,086
Total Barclays PLC (the Parent company) own funds and eligible liabilities			100,460	100,207
Qualifying AT1 capital (including minority interests) issued by subsidiaries			655	646
Qualifying T2 capital (including minority interests) issued by subsidiaries			1,641	1,893
Total own funds and eligible liabilities, including eligible Barclays Bank PLC instruments3			102,756	102,746

Total RWAs			313,356	306,203
Total CRR leverage exposure5			1,320,628	1,254,157

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements of the CRR as amended by CRR II. This includes IFRS 9 transitional arrangements and the grandfathering of CRR and CRR II non-compliant capital instruments.

2
The BoE has set external MREL based on the higher of RWAs and CRR or UK leverage exposures which could result in the binding measure changing in future periods. The 31 March 2021 Barclays PLC (the Parent company) own funds and eligible liabilities ratio as a percentage of the UK leverage exposure was 8.8% and as a percentage of the average UK leverage exposure was 8.6%.

3	Own funds instruments issued by subsidiaries will not be counted towards MREL from 1 January 2022.
4	Includes other AT1 capital regulatory adjustments and deductions of £80m (December 2020: £80m), and other T2 credit risk adjustments and deductions of £65m (December 2020: £103m).
5	Fully loaded CRR leverage exposure is calculated without applying the transitional arrangements of the CRR as amended by CRR II.

Condensed Consolidated Financial Statements

Condensed consolidated income statement
	Three months ended	Three months ended
	31.03.21	31.03.20
	£m	£m
Total income	5,900	6,283
Credit impairment charges	(55)	(2,115)
Net operating income	5,845	4,168
Operating expenses excluding litigation and conduct	(3,545)	(3,253)
Litigation and conduct	(33)	(10)
Operating expenses	(3,578)	(3,263)
Other net income	132	8
Profit before tax	2,399	913
Tax charge	(496)	(71)
Profit after tax	1,903	842

Attributable to:
Equity holders of the parent	1,704	605
Other equity instrument holders	195	221
Total equity holders of the parent	1,899	826
Non-controlling interests	4	16
Profit after tax	1,903	842

Earnings per share	p	p
Basic earnings per ordinary share	9.9	3.5

Condensed consolidated balance sheet
	As at	As at
	31.03.21	31.12.20
Assets	£m	£m
Cash and balances at central banks	209,521	191,127
Cash collateral and settlement balances	112,662	101,367
Loans and advances at amortised cost	345,778	342,632
Reverse repurchase agreements and other similar secured lending	10,276	9,031
Trading portfolio assets	131,226	127,950
Financial assets at fair value through the income statement	201,610	175,151
Derivative financial instruments	270,717	302,446
Financial assets at fair value through other comprehensive income	74,680	78,688
Investments in associates and joint ventures	917	781
Goodwill and intangible assets	7,867	7,948
Current tax assets	170	477
Deferred tax assets	4,053	3,444
Other assets	10,179	8,472
Total assets	1,379,656	1,349,514

Liabilities
Deposits at amortised cost	498,752	481,036
Cash collateral and settlement balances	107,130	85,423
Repurchase agreements and other similar secured borrowing	20,949	14,174
Debt securities in issue	87,291	75,796
Subordinated liabilities	15,944	16,341
Trading portfolio liabilities	60,735	47,405
Financial liabilities designated at fair value	249,852	249,765
Derivative financial instruments	260,407	300,775
Current tax liabilities	768	645
Deferred tax liabilities	15	15
Other liabilities	11,644	11,257
Total liabilities	1,313,487	1,282,632

Equity
Called up share capital and share premium	4,619	4,637
Other reserves	2,648	4,461
Retained earnings	46,659	45,527
Shareholders' equity attributable to ordinary shareholders of the parent	53,926	54,625
Other equity instruments	11,179	11,172
Total equity excluding non-controlling interests	65,105	65,797
Non-controlling interests	1,064	1,085
Total equity	66,169	66,882

Total liabilities and equity	1,379,656	1,349,514

Condensed consolidated statement of changes in equity
	Called up share capital and share premium	Other equity instruments	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Three months ended 31.03.21	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2021	4,637	11,172	4,461	45,527	65,797	1,085	66,882
Profit after tax	-	195	-	1,704	1,899	4	1,903
Retirement benefit remeasurements	-	-	-	(186)	(186)	-	(186)
Other	-	-	(1,842)	-	(1,842)	-	(1,842)
Total comprehensive income for the period	-	195	(1,842)	1,518	(129)	4	(125)
Equity settled share schemes and hedges thereof	9	-	-	266	275	-	275
Other equity instruments coupons paid	-	(195)	-	-	(195)	-	(195)
Vesting of shares under employee share schemes	-	-	2	(386)	(384)	-	(384)
Repurchase of shares	(27)	-	27	(261)	(261)	-	(261)
Dividends paid	-	-	-	-	-	(1)	(1)
Other movements	-	7	-	(5)	2	(24)	(22)
Balance as at 31 March 2021	4,619	11,179	2,648	46,659	65,105	1,064	66,169

	As at	As at
	31.03.21	31.12.20
Other reserves	£m	£m
Currency translation reserve	2,393	2,871
Fair value through other comprehensive income reserve	(315)	5
Cash flow hedging reserve	849	1,575
Own credit reserve	(1,272)	(954)
Other reserves and treasury shares	993	964
Total	2,648	4,461

Basis of preparation

The condensed consolidated financial statements are prepared in accordance with the recognition and measurement requirements of UK-adopted international accounting standards (UK-adopted International Financial Reporting Standards). Following the UK’s departure from the European Union (EU) at the end of the Brexit transition period on 31 December 2020, all EU endorsed IFRS became UK-adopted IFRS. On 6 January 2021, the UK endorsed the phase 2 amendments to IFRS 9 and IAS 39 in respect of interest rate benchmark reform, which was also endorsed by the EU on 13 January 2021 and were early adopted in the Barclays PLC 2020 Annual Report. UK adopted IFRS and EU endorsed IFRS are currently the same.

Appendix: Non-IFRS Performance Measures

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.

However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary

Measure	Definition
Loan: deposit ratio	Loans and advances at amortised cost divided by deposits at amortised cost.
Period end allocated tangible equity
Allocated tangible equity is calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible shareholders’ equity
Calculated as the average of the previous month’s period end tangible equity and the current month’s period end tangible equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on average tangible shareholders’ equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The components of the calculation have been included on page 32 to 33.

Return on average allocated tangible equity
Annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average allocated tangible equity. The components of the calculation have been included on page 32 to 34.

Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate
Quoted in basis points and represents total annualised impairment charges divided by gross loans and advances held at amortised cost at the balance sheet date. The components of the calculation have been included on page 16.

Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 15.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 34.

Pre-provision profits	Calculated by excluding credit impairment charges from profit before tax. The components of the calculation have been included on page 33.

Returns

Return on average tangible equity is calculated as profit after tax attributable to ordinary equity holders of the parent as a proportion of average tangible equity, excluding non-controlling and other equity interests for businesses. Allocated tangible equity has been calculated as 13.5% (2020: 13.0%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. Head Office average allocated tangible equity represents the difference between the Group’s average tangible shareholders’ equity and the amounts allocated to businesses.

	Profit/(loss) attributable to ordinary equity holders of the parent	Average tangible equity	Return on average tangible equity
Three months ended 31.03.21	£m	£bn	%
Barclays UK	298	9.9	12.0
Corporate and Investment Bank	1,263	28.2	17.9
Consumer, Cards and Payments	168	4.1	16.5
Barclays International	1,431	32.3	17.7
Head Office	(25)	4.3	n/m
Barclays Group	1,704	46.5	14.7

Three months ended 31.03.20
Barclays UK	175	10.1	6.9
Corporate and Investment Bank	820	26.2	12.5
Consumer, Cards and Payments	(291)	5.0	(23.5)
Barclays International	529	31.2	6.8
Head Office	(99)	5.6	n/m
Barclays Group	605	47.0	5.1

Barclays Group
	Q121	Q420	Q320	Q220	Q120	Q419	Q319	Q219
Return on average tangible shareholders' equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,704	220	611	90	605	681	(292)	1,034

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	54.4	55.7	56.4	58.4	55.2	54.5	56.4	54.0
Average goodwill and intangibles	(7.9)	(8.1)	(8.1)	(8.2)	(8.2)	(8.1)	(8.0)	(7.8)
Average tangible shareholders' equity	46.5	47.6	48.3	50.2	47.0	46.4	48.4	46.2

Return on average tangible shareholders' equity	14.7%	1.8%	5.1%	0.7%	5.1%	5.9%	(2.4%)	9.0%

Pre-provision profits

Profit before tax excluding credit impairment charges	Q121	Q420	Q320	Q220	Q120	Q419	Q319	Q219
	£m	£m	£m	£m	£m	£m	£m	£m
Profit before tax	2,399	646	1,147	359	913	1,097	246	1,531
Impact of credit impairment charges	55	492	608	1,623	2,115	523	461	480
Profit before tax excluding credit impairment charges	2,454	1,138	1,755	1,982	3,028	1,620	707	2,011

Barclays UK
	Q121	Q420	Q320	Q220	Q120	Q419	Q319	Q219
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	298	160	113	(123)	175	438	(907)	328

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	13.5	13.4	13.7	13.9	13.7	13.8	13.9	13.8
Average goodwill and intangibles	(3.6)	(3.6)	(3.6)	(3.6)	(3.6)	(3.5)	(3.5)	(3.5)
Average allocated tangible equity	9.9	9.8	10.1	10.3	10.1	10.3	10.4	10.3

Return on average allocated tangible equity	12.0%	6.5%	4.5%	(4.8%)	6.9%	17.0%	(34.9%)	12.7%

Barclays International
	Q121	Q420	Q320	Q220	Q120	Q419	Q319	Q219
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,431	441	782	468	529	397	799	832

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	32.8	31.1	31.2	34.2	31.9	31.9	33.3	32.1
Average goodwill and intangibles	(0.5)	(0.6)	(0.6)	(0.7)	(0.7)	(1.0)	(1.1)	(1.0)
Average allocated tangible equity	32.3	30.5	30.6	33.5	31.2	30.9	32.2	31.1

Return on average allocated tangible equity	17.7%	5.8%	10.2%	5.6%	6.8%	5.1%	9.9%	10.7%

Corporate and Investment Bank
	Q121	Q420	Q320	Q220	Q120	Q419	Q319	Q219
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,263	413	627	694	820	193	609	596

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	28.2	26.3	26.4	29.1	26.2	25.9	26.9	25.8
Average goodwill and intangibles	-	-	-	(0.1)	-	(0.1)	-	-
Average allocated tangible equity	28.2	26.3	26.4	29.0	26.2	25.8	26.9	25.8

Return on average allocated tangible equity	17.9%	6.3%	9.5%	9.6%	12.5%	3.0%	9.1%	9.2%

Consumer, Cards and Payments
	Q121	Q420	Q320	Q220	Q120	Q419	Q319	Q219
Return on average allocated tangible equity	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	168	28	155	(226)	(291)	204	190	236

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	4.6	4.8	4.8	5.1	5.7	6.0	6.4	6.3
Average goodwill and intangibles	(0.5)	(0.6)	(0.6)	(0.6)	(0.7)	(0.9)	(1.1)	(1.0)
Average allocated tangible equity	4.1	4.2	4.2	4.5	5.0	5.1	5.3	5.3

Return on average allocated tangible equity	16.5%	2.7%	14.7%	(20.2%)	(23.5%)	15.9%	14.2%	17.8%

Tangible net asset value per share	As at	As at	As at
	31.03.21	31.12.20	31.03.20
	£m	£m	£m
Total equity excluding non-controlling interests	65,105	65,797	68,369
Other equity instruments	(11,179)	(11,172)	(10,871)
Goodwill and intangibles	(7,867)	(7,948)	(8,209)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	46,059	46,677	49,289

	m	m	m
Shares in issue	17,257	17,359	17,322

	p	p	p
Tangible net asset value per share	267	269	284

Shareholder Information

Results timetable1			Date
2021 Interim Results Announcement			28 July 2021

				% Change3
Exchange rates2	31.03.21	31.12.20	31.03.20	31.12.20	31.03.20
Period end - USD/GBP	1.38	1.37	1.24	1%	11%
3 month average - USD/GBP	1.38	1.32	1.28	5%	8%
Period end - EUR/GBP	1.18	1.12	1.13	5%	4%
3 month average - EUR/GBP	1.14	1.11	1.16	3%	(2%)

Share price data
Barclays PLC (p)	185.92	146.68	94.11
Barclays PLC number of shares (m)	17,223	17,359	17,332

For further information please contact

Investor relations	Media relations
Chris Manners +44 (0) 20 7773 2136	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays.

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: 0371 384 20554 from the UK or +44 121 415 7004 from overseas.

American Depositary Receipts (ADRs)
Shareowner Services
StockTransfer@equiniti.com
Tel: +1 800 990 1135 (toll free in US and Canada), +1 651 453 2128 (outside the US and Canada)
Shareowner Services, PO Box 64504, St Paul, MN 55164-0504, USA.

Delivery of ADR certificates and overnight mail
Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120, USA.

1	Note that these dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

Notes

The terms Barclays or Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the three months ended 31 March 2021 to the corresponding three months of 2020 and balance sheet analysis as at 31 March 2021 with comparatives relating to 31 December 2020 and 31 March 2020. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’, ‘$bn’ and ‘$trn’ represent millions, thousands of millions and thousands of billions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.

There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary that can be accessed at home.barclays/investor-relations/reports-and-events/latest-financial-results.

The information in this announcement, which was approved by the Board of Directors on 29 April 2021, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2020, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006) will be delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

These results will be furnished on Form 6-K with the US Securities and Exchange Commission (SEC) as soon as practicable following their publication. Once furnished with the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.

Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal road-shows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.

Non-IFRS performance measures

Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 31 to 34 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by members of the management of the Group (including, without limitation, during management presentations to financial analysts) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, income growth, assets, impairment charges, provisions, business strategy, capital, leverage and other regulatory ratios, capital distributions (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, any commitments and targets, estimates of capital expenditures, plans and objectives for future operations, projected employee numbers, IFRS impacts and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. The forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by: changes in legislation; the development of standards and interpretations under IFRS, including evolving practices with regard to the interpretation and application of accounting and regulatory standards; the outcome of current and future legal proceedings and regulatory investigations; future levels of conduct provisions; the policies and actions of governmental and regulatory authorities; the Group’s ability along with government and other stakeholders to manage and mitigate the impacts of climate change effectively; geopolitical risks; and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions; the effects of any volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entity within the Group or any securities issued by such entities; direct and indirect impacts of the coronavirus (COVID-19) pandemic; instability as a result of the UK’s exit from the European Union (EU), the effects of the EU-UK Trade and Cooperation Agreement and the disruption that may subsequently result in the UK and globally; the risk of cyber-attacks, information or security breaches or technology failures on the Group’s business or operations; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual financial position, future results, capital distributions, capital, leverage or other regulatory ratios or other financial and non-financial metrics or performance measures may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in our filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the fiscal year ended 31 December 2020), which are available on the SEC’s website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.